June 23, 2017

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:    Michael Volley
Staff Accountant
Office of Financial Services

Re:    Four Oaks Fincorp, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 30, 2017
File No. 000-22787

Dear Mr. Volley:

We hereby provide the following response of Four Oaks Fincorp, Inc. (the “Company”) in reply to the Staff's comment letter, dated June 21, 2017 (the “Comment Letter”). The numbered paragraph below corresponds to the numbered comment in the Comment Letter, with the Staff’s comment presented in italics.
Form 10-K for the Fiscal Year Ended December 31, 2016
Exhibits 31.1, 31.2, 32.1 and 32.2

1.
We note that paragraph one of each of the certifications required by Exchange Act Rule 13a-14(a) and the introductory paragraph of your Section 906 certifications identify the wrong periodic report. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2016, that includes the entire filing together with the proper certifications.

The Company respectfully acknowledges the Staff’s comment. Concurrently herewith, the Company is filing Amendment No. 1 on Form 10-K/A to the previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which amendment includes the entire filing together with the proper certifications included as Exhibits 31.1, 31.2, 32.1, and 32.2.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

Securities and Exchange Commission

June 23, 2017

If you have any questions, please contact me at (919) 963-1150. Thank you in advance for your assistance.

Sincerely,

/s/ Deanna W. Hart
Deanna W. Hart
Executive Vice President and Chief Financial Officer